Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000
March 9, 2015
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Terence O’Brien

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2014
Filed January 23, 2015
Definitive Proxy Statement on Schedule 14A
Filed February 24, 2015
File No. 1-11749

Ladies and Gentlemen:

The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 4, 2015, regarding the above referenced Form 10-K and Definitive Proxy Statement. For your convenience, the Staff’s comment precedes each response in this letter.

Form 10-K for Fiscal Year Ended November 30, 2014

1. Summary of Significant Accounting Policies, page 79
Management Fees Revenue, page 87

Comment No. 1

We note that you recognized as revenue for the Rialto segment $34.7 million of carried interest received from Fund I, which is 15.1% of Rialto revenues. We further note your accounting policy that revenue related to carried interest is only recognized when “the contract terms are met, the contract is at, or near, completion and the amounts are known and collectability is reasonably assured.” Considering Fund I is not at or near completion, tell us how you determined it was appropriate to recognize the $34.7 million carried interest distribution as revenue rather than as deferred revenue under the Rialto liabilities section of your consolidated balance sheets.

Response

Under Accounting Standards Codification (“ASC”) 605-20 Revenue Recognition - Services, the Rialto segment (“Rialto”) recognizes carried interest payments as management fee revenue when the contract terms are met, the contract is at, or near, completion and the amounts are known and collectability is reasonably assured. Such revenue is generally recognized during the latter half of the life of the investment vehicle, after substantially all of the assets have been sold and investment gains and losses are realized. However, for tax purposes, anticipated carried interest profits are allocated, and are taxable to the general partner (“GP”) of the Rialto Real Estate Fund, LP (the “Fund”), before they are distributed.

Accordingly, the GP of the Fund is granted the right to make a tax distribution under the Agreement of Limited Partnership (“LPA”) to fund its tax liability for the allocation of carried interest. A tax distribution is treated as an advanced distribution credited against future carried interest distributions. However, if there are no future carried interest distributions, the GP is not required to return the advanced distribution.

Rialto received a cash payment of $34.7 million in September 2014 from the Fund as an advanced distribution in order to cover income tax obligations, resulting from the allocations of taxable income from its carried interest in the Fund. Rialto recorded this advanced distribution as revenue because this amount is not subject to repayment, adjustment or clawback. As a result, all events have occurred that are necessary to recognize the advanced distribution as revenue.

17. Commitments and Contingent Liabilities, page 126

Comment No. 2

We note your statement that you do not believe a loss contingency for the contract issue to purchase a property in Maryland is probable because the Court’s decision in favor of the seller to enforce the contract is contrary to applicable law. In light of the judgment, please provide us with a more comprehensive explanation as to how you determined that the loss contingency associated with the interest, real estate taxes, and attorneys’ fees awarded to the seller is not probable. Your discussion should include an explanation as to why you believe the Court’s decision is not based in the appropriate law and what specific legal remedies are available to you along with the anticipated timing to resolve this matter.

Response

The Company’s attorneys reviewed the trial court’s decisions regarding the Maryland property, and consulted with both trial counsel and appellate counsel regarding their views of the trial court’s decisions and the prospects for a favorable decision on appeal. After completing each review, the Company’s attorneys concluded that the Company possesses numerous meritorious arguments to present to an appellate court, and, after the final decision, the Company filed a notice of appeal.

Several of the trial court’s procedural decisions, which we believe are in error, provide bases for appeal, including (1) requiring in discovery and admitting as evidence attorney-client privileged documents and attorney work product, (2) shifting the burden of proof regarding satisfaction of closing conditions from the sellers of the property to the Company and (3) denying the Company environmental reports in discovery where the sellers had agreed by contract to provide those reports.

Other bases for appeal include errors in interpretation of or misapplication of law by the trial court such as (1) limiting the Company’s contractual rights following a determination of “bad faith” when applicable law does not support that result, (2) ruling that a magistrate judge’s ruling is a legally operative cure to the sellers’ failure to perform contractual obligations and (3) determining that a loss of contractually agreed zoning is not a loss covered by the risk of loss provision of the contract for the purchase of the property.

Remedies available to the Company include an order for a new trial, a remand to the trial court for further proceedings consistent with the appellate court’s direction or a reversal and finding in favor of the Company. The Company cannot predict when the appellate court will render a decision or what may occur after it renders the decision (i.e., whether there will be a further appeal, a new trial or other proceedings).

Based upon its review, the Company and its counsel have concluded that a reversal of the adverse judgment is reasonably possible and, consequently, a loss contingency is not probable at this time. In the future, if the Company determines that losses with respect to this matter are probable and could have a material impact on Lennar’s consolidated financial position, results of operations or cash flows, Lennar, consistent with its existing practices, will record an accrual or provide appropriate disclosures as required by ASC 450-20-50, Contingencies, in its future filings with the Commission.

Definitive Proxy Statement on Schedule 14A

III. Compensation Discussion and Analysis, page 18
Annual Cash Incentive Compensation, page 22

Comment No. 3

Please explain how you determined the percentages of pre-tax income that serve as the basis for the payouts under the 2012 Incentive Compensation Plan. See Item 402(b)(1)(v) of Regulation S-K.

Response

In June 2013, our Compensation Committee reviewed an analysis of the compensation Lennar paid to its senior executives compared with that paid by 11 other publicly traded homebuilding companies. This included an analysis of the fiscal year 2012 compensation paid to our Chief Executive Officer with that paid in fiscal 2012 to the chief executive officers of each of the 11 other homebuilding companies and with the average fiscal 2012 compensation of the chief executive officers of the companies in the Fortune 500. It also included an analysis of the fiscal 2012 compensation paid to our President and to our Chief Operating Officer compared with the compensation paid in fiscal 2012 to the persons in comparable positions by three of the homebuilding companies and the average compensation paid in fiscal 2012 to the presidents of the companies in the Fortune 500. In January 2014, the Compensation Committee reviewed a comparison of the fiscal 2013 compensation of our Chief Executive Officer, our President and our Chief Operating Officer, which included cash incentive bonuses equal to 1.25%, 1.15% and 1.15%, respectively, of Lennar’s fiscal 2013 pretax income, with that of the persons in similar positions at the publicly traded homebuilding company that is most nearly comparable in size with Lennar. Based in part on its review of those analyses, and in part on the results Lennar had achieved during fiscal 2013 and expected to achieve during fiscal 2014, the Compensation Committee decided that the compensation of our Chief Executive Officer, our President and our Chief Operating Officer for fiscal 2013 had been appropriate and determined to apply a formula which included cash incentive bonuses equal to 1.25%, 1.15% and 1.15% of Lennar’s fiscal 2014 pretax income, in determining their compensation for fiscal 2014.

In responding to your comments, Lennar acknowledges that (i) Lennar is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Lennar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact the undersigned at (305) 229-6584.

Sincerely,

/s/ Mark Sustana

Mark Sustana

General Counsel and Secretary

cc:	Tracey Houser
Melissa N. Rocha
Frank Pigott
Jay Ingram

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